VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year	For the Year
	Ended December	Ended December
	31, 2014	31, 2013

OPERATING ACTIVITIES
Net loss	$(2,001,632)	$(1,454,474)
Adjustments to reconcile net loss from operations:
Bad debt expense	33,349	1,575
Depreciation and amortization	15,805	16,797
Common stock issued for services	25,322	37,167
Officer debt forgiven	168,000	-
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	9,152	(79,186)
Increase in prepaid expenses	(2,665)	-
Increase in deferred revenue	21,949	3,648
Decrease in rent payable to a related party	(603,577)	(171,395)
Increase in accrued interest	1,838	-
Increase (decrease) in accounts payable and accrued expense	9,330	(4,663)

Net cash used in operating activities	(2,323,129)	(1,650,531)

INVESTING ACTIVITIES
Purchase of furniture and equipment	(4,159)	(7,695)
Investment in software development	-	(17,568)

Net cash used in investing activities	(4,159)	(25,263)

FINANCING ACTIVITIES
Contributions from officers	1,000	-
Proceeds (repayments) on line of credit	-	(292,000)
Proceeds from notes payable	2,187,500	2,548,250
Repayment of notes payable	(327,500)	-

Net cash provided by financing activities	1,861,000	2,256,250

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(466,288)	580,456

CASH AND CASH EQUIVALENTS
-BEGINNING OF PERIOD	890,531	310,075.00

CASH AND CASH EQUIVALENTS
-END OF PERIOD	$424,243	$890,531

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$403,654	$192,322
Cash paid for taxes	$122,308	$32,526

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Furniture and equipment contributed at inception	$-	$-

The accompanying notes are an integral part of these condensed financial statements.